January 13, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Joseph V. Roberts
Chief Executive Officer and Principal Financial Officer
Nutrition Management Services Company
725 Kimberton Road
Kimberton, Pennsylvania 19442

	Re:	Form 8-K filed January 10, 2005
      File No.: 0-19824

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your supplemental response and amendment via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Reportable Conditions/Material Weakness

1. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

2. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

3. Supplementally explain in detail and expand your disclosure in future filings as to why you believe the changes in internal controls discussed in your periodic filings are adequate and effective in preventing future errors, and the procedures that enabled you to conclude that there are no additional material weaknesses in other areas. As part of your response, specifically discuss your consideration of Question 5 of the FAQ on Management`s Report on Internal Control Over Financial Reporting and Disclosure in Exchange
Act Periodic Reports released on June 22, 2004 that states that management may not conclude that the registrant`s internal control over financial reporting is effective if a material weakness exists in the registrant`s internal control over financial reporting. We may have further comment upon reviewing your response.

Also, tell us why you have not disclosed any changes in internal control over financial reporting in your June 30, 2004 Form 10-K.
Refer to Item 308(c) of Regulation S-K.

4. Tell us of your anticipated filing date for your September 30, 2004 Form 10-Q.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 942-2838 or, in her absence,
Bob Benton, Senior Accountant, at (202) 942-1811 if you have any questions.

								Sincerely,



								Effie Simpson
								Staff Accountant
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Mr. Joseph V. Roberts
Nutrition Management Services Company
January 13, 2005
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